

September 29, 2023

Hunter Horsley
Chief Executive Officer
Bitwise Bitcoin ETP Trust
c/o Bitwise Investment Advisers, LLC
300 Brannan Street, Suite 201
San Francisco, CA 94107

> **Re: Bitwise Bitcoin ETP Trust**
> **Registration Statement on Form S-1**
> **Filed October 14, 2021**
> **File No. 333-260235**

Dear Hunter Horsley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Based on our preliminary review of your registration statement, we have the following initial set of comments. Once you have amended your registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your registration statement, as appropriate.

2. We note that your registration statement includes a number of blanks or omitted information, including, for example, the identification of the initial Authorized Participant, the Bitcoin Custodian and the Marketing Agent, disclosure regarding the terms of your material contracts and the exhibits containing the material contracts. Please

revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

3.   We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

Risk Factors, page 9

4.   Provide a materially complete description of the risks related to bitcoin and the bitcoin network, including, for example, the risks presented by the existence of bitcoin "whales" and the concentration in bitcoin ownership. Please also discuss in your risk factors the extent to which material aspects of the business and operations of bitcoin trading platforms are not regulated, including, for example, the risks of fraud, manipulation, wash-trading and front-running.

The Trust and the Bitcoin Prices, page 40

5.   Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

The CME US Reference Rate, page 40

6.   Please revise your disclosure to provide a materially complete description of the reference rate methodology. Please also address the following in your disclosure regarding the reference rate:
   •   Include a table with market share and volume information for each constituent trading platform used to calculate the CME US Reference Rate;
   •   Explain how the identified trading platforms are selected and describe how the CME US Reference Rate is calculated by providing an example of the calculation;
   •   Disclose the extent to which the Sponsor has discretion to select a different reference rate; and
   •   Disclose whether the Sponsor will notify investors of changes to the constituent trading platforms used to calculate the reference rate, and, if so, how the Sponsor will notify the investor of such changes.

Calculation of NAV, page 43

7.   Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP

purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a "fork") and airdrops.

Custody of the Trust's Assets, page 51

8.   Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:
   • Describe the material terms of your agreement with the Bitcoin Custodian;
   • Describe how the custodian will store the private keys, including whether they will be commingled with assets of other customers and the geographic location where they will be stored;
   • Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and
   • Disclose whether and to what extent the custodian carries insurance for any losses of the bitcoin that it custodies for you.

Plan of Distribution
Creation and Redemption of Shares, page 53

9.   Please include a materially complete discussion of the creation and redemption process. As appropriate, please also address the following:
   • Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and
   • Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodian, including a discussion of whether and to what extent transactions between the Authorized Participants and the custodian will be settled on-chain or off-chain, and any risks associated with the settlement process.

10. Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

Conflicts of Interest, page 58

11. Please revise to disclose all existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.

<u>Experts, page 65</u>

12.   Please revise to include this information in your next amendment, or tell us when you intend to do so.

<u>Financial Statements, page 75</u>

13.   We note your disclosure that your audited financial statements will be provided by amendment. Please confirm you will file these audited financial statements in a pre-effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets